Exhibit C

WIPRO LIMITED

Investors/Analysts Conference Call

7:00 a.m. Indian Standard Time, August 7, 2007

Participants –

Wipro Management

•	Suresh Senapaty, Executive Vice President - Finance and CFO
•	Sudip Banerjee, President - Enterprise Solutions SBU
•	Suresh Vaswani, President – Wipro Infotech and Global Service Lines
•	T.K. Kurien, Chief Executive – Wipro BPO
•	Sudip Nandy, Chief Strategy Officer
•	Lakshminarayana Lan, CFO IT Businesses
•	R Rajesh Ramaiah, Corporate Treasurer

Infocrossing Management

•	Zach Lonstein, Chairman and CEO
•	William J. McHale, Chief Financial Officer

Moderator

Good morning ladies and gentlemen. I am Ravi, the moderator for this conference. Welcome to the Wipro conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. After the presentation a question and answer session will be conducted for participants. I would now like to hand over to Mr. Rajesh. Thank you and over to you sir.

Rajesh

Ladies and gentlemen, good morning and good evening to those in the United States. This is Rajesh and along with Sridhar and Jatin we handle the investor interface of Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s teleconference post the announcement of signing of definitive agreement to acquire Infocrossing Inc. We have with us Mr. Suresh Senapaty, Chief Financial Officer, Mr. Suresh Vaswani, President of Global IT services, Zach, Chairman Infocrossing Inc., Sudip Banerjee, President Enterprise Solutions, and Mr. T.K. Kurien, President Wipro BPO. We will have a brief address by Mr. Suresh Senapaty followed by an address by Mr. Zach and then by Mr. Suresh Vaswani.

The conference call will be archived and a transcript will be available in our web site www.wipro.com. Before Mr. Senapaty starts his address let me draw your attention to the fact that during the call we would make certain forward-looking statements within the meeting of the Private Securities Litigation Reforms Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainty and risk which could cause the actual results to defer materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of the US. Wipro does not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing there on. Ladies and gentlemen, Mr. Suresh Senapaty, CFO of Wipro.

Suresh Senapaty

A very good morning ladies and gentlemen to those of you in India and a very good evening to those of you in the United States. By now you would have seen our press release regarding the definitive agreement Wipro has signed to acquire Infocrossing Inc. through a tender offer route. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on the proposed acquisition.

Let me begin at the beginning when we started selling infrastructure services in global market through an offshore model, we were really the first to bring such a novel concept to the market. We not only successfully pioneered new revenue streams for Wipro but also created a whole new market opportunity for offshore industry. For this we made investments that we thought were necessary; most notable of which is our global command center, today with annual run rate of $320 million of global revenues we are undisputed leader in the Technology Infrastructure Services space. The next wave was technology Total Outsourcing; we commenced our total outsourcing services offering with blends of a rich component of IT offering. During the last 2 years Wipro has won more top deals than any other player in India and has found a great traction in our global market for this service line. In fact a $130 million multi year deal that we won last quarter from a Europe based utility major was a TOS win. We think we have a great lead in this space and will make necessary investments that take us even further. To that end, Infocrossing is a transformational transaction for Wipro. Increasingly, we are seeing for large software deals, that critical piece of the puzzle is localized data center support with a managed services layers. Infocrossing’s pan-US state of the art, data centers will provide a significant competitive advantage in future large top deals that we will bid for. It has mainframe skill sets that are difficult to find in the market place; in addition Infocrossing brings in comprehensive IT and BPO solutions in healthcare segment. With its own platform, Infocrossing significantly enhances our offering to healthcare customers, to top it all we have got a highly experienced management team that is committed and charged to touch the next trajectory of growth. From financial perspective also the deal makes sense from day 1. It creates additional stream of revenue and profits through larger participation in top deals. The returns from this investment will be accretive to EPS from inception.

Non-linearity of the operating model will create a lever for improved profitability going forward. The combined entity will be lead by Suresh Vaswani, President Global Services lines, with appropriate support from enterprise solutions and BPO business for the respective pieces. Both our existing infrastructure services business and Infocrossing are demonstrating positive business momentum and the operating and go to market model will enable capturing the best of both worlds. We are excited about the prospect of the combined entity. We expect to deliver industry leading growth rate and reach a billion dollar in combined infrastructure revenues in the next 24 to 36 months. I will now request Zach, Chairman and CEO of Infocrossing, to share his perspective on the transaction. Zach.

Zach

Thank you very much Suresh. This is Zach Lonstein and as Suresh said, I am Chairman and CEO of Infocrossing Inc. To you all good morning and thank you for joining today’s conference. Today, we announce that Infocrossing Inc. has agreed to be acquired by Wipro Limited. I am trying to keep my opening remarks short so that we have time to take questions. We begin by saying the obvious; it is an extremely exciting announcement for Infocrossing shareholders, clients, and customers. Shareholders are being rewarded for their confidence by being able to monetize their holdings in share price. Clients will have the benefits of a global leader in technology, comprehensive IT solutions and services, and also in the systems integration, information technology implementation, and software application development and maintenance, and research and development services to corporations globally. Our entity will be part of a multi billion dollar IT company and have the resources available to reach several areas which are high growth market fairly including and beyond the infrastructure management, which is the infrastructure and business applications. We have been competing for larger and larger opportunities, many of which are global in scope, not just in the United States. Similarly, we have seen that the decision to outsource the IT infrastructure is increasingly being tied to decisions about outsourcing the applications that reside on that. We felt that we needed a global delivery capability, greater applications expertise in an ever increasing global economy. Over this year we have explored several options, including an offshore and offshore delivery model that we could leverage, establishing a joint venture with an offshore provider and/or building or acquiring offshore operations on our own. This scenario would have required a significant investment to achieve the long-term benefit of it. We also explored strategic alternatives for the company, including a joint venture, a leveraged buyout and an outright sale to a strategic buyer. In the end we determined that Wipro was the logical choice that provided the greatest value for our shareholders, clients and our employees. Wipro as you know it is a recognized market leader that was named one of the top 10 global outsourcing service providers in 2007, international association of outsourcing professionals. The company also was named one of the 10 leading outsourcing companies in Medi-Groups 2006 listed North American outsourcing providers. Wipro is listed on the New York Stock Exchange and provides IT services driven by a robust global delivery model. Nearly 65% of Wipro’s revenues comes from the North American market and the company is determined that it needs to make a significant investment in building its delivery capability within the United States. To Wipro, Infocrossing provides an established national data center infrastructure with significant available capacity for growth, robust revenue model, expertise in every major services, especially major capabilities in IBM mainframe managed services. Now most of the world’s largest corporations can leverage Wipro’s expertise in infrastructure management, management of healthcare BPO, enterprise application services market. With Infocrossing, Wipro provides greater scale and global presence that will enable the company to participate in larger outsourcing engagements to accelerate growth and provide richer services to clients.

Moderator

Mr. Zach, I am sorry to interrupt there is a huge echo from your line. Can I request all the speakers who are not talking can you be on mute mode please?

Zach

Yeah I am speaking on a single line and I am not speaking on a conference line.

Moderator

Yeah, I am feeling a large echo sir.

Zach

I am sorry. I am just about done. Maybe I could just finish. We are very excited about partnership with Wipro. Now Let me turn the call over to Suresh Vaswani from Wipro.

Suresh Vaswani

Thank you Zach, and a warm welcome to all of you. It is indeed a very exciting moment for Wipro as we have announced the largest acquisition in the Indian IT services industry. Wipro has been the undisputed leader amongst the offshore Indian IT infrastructure services players in terms of revenue, customers, and people. With this acquisition we are building on the foundation of remote infrastructure management leadership, with the addition of unique, complementary competencies leveraging on onshore data center based managed services proposition. Infocrossing brings to Wipro high class data infrastructure with a US footprint, strong leadership position in the mainframe outsourcing market backed by a solid management team excited to be a part of the Wipro family.

The acquisition completes a strategic portfolio to become a full services provider capability in the global IT infrastructure services space and significantly enhances winnability in large IT outsourcing contracts. Infocrossing also brings skill sets in the area of application platform based BPO, in the fast growing healthcare segment, in the niche areas of Medicare and Medicaid. Infocrossing brings to us a largely complementary customer base, good revenue run rate, extremely low customer churn, excellent opportunity to enhance our share of wallet. Joint go-to-market strategy is being worked out based on the complementary strengths of the two organizations. Focus will be to accelerate existing run rate to drive larger IT outsourcing wins and enhanced selling various service lines in the larger customer base. I am very happy to share that the existing management team of Infocrossing is extremely committed to continue in the new organization and will be further strengthened with suitable leadership talent from Wipro. Thank you very much and over to you all for question and answers.

Moderator

Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask question please press *1. The first question comes from Mitali.

Mitali

Yes, hi, good morning and good evening. Congratulations on a great acquisition. I had my first question was just.....

Moderator

Ms. Mitali you can go ahead mam. We have lost Ms. Mitali. Next in line we have Ms. Parul from Edelweiss.

Parul

Yeah, good morning and good evening gentlemen. Just a few questions; what is the rationale for the deal, break-up of revenues of the company and comment on the margins.

Suresh Senapaty

Hi, you know the question is what is the rationale for doing this particular transaction. Like we stated in our discussions that Wipro has been in a leadership position so far as technology infrastructure services is concerned. We have made lot of organic investments in the past and it has helped and contributed to enhance our share of wallet from the customers and we thought this particular transaction we believe would help us even further in enhancing and accelerating the road map that we have set for ourselves, particularly the United States where while as a part of the technology infrastructure services, lot of solutions have been offered, there are certain missing pieces in this particular offering and we believe Infocrossing is going to be transformational from that perspective because the data center managed hosting services is the missing piece of the puzzle in remote infrastructure management and with Infocrossing’s state of art, pan US presence of data center offering it gets fulfilled, and that would accelerate our revenue from the customers, existing in Wipro, customers of Infocrossing, and getting into new wins in the market place.

And, so far as the margin aspect is concerned, Infocrossing has mainly two pieces of revenues, one is the IT outsourcing, and two is on the healthcare side. On the IT outsourcing side, there is a data center investments in 5 different centers, the current capacity utilization is about 50%. Over a period of time when we get into more and more share of the wallet of the existing customer base of Wipro and Infocrossing and more wins we believe there will be an uptick in the margins, plus the kind of synergies that we are looking at in terms of accelerating or enhancing our win rates in large deals, plus whatever opportunities that we can get on offshoring based on incremental business that we will be able to attract, we think the margin would be normalized for Wipro Technology level over a 2 to 3 year period. It will be EPS accretive right from day 1, and if you look at other parameters of economics in terms of revenue multiplier, book price multiplier, and EBITDA multiplier, it is decently accretive to Wipro’s numbers.

Parul

Sure sir. Also on the Bloomberg we heard that Infocrossing has guided for EBITDA margins in the range of 15-20% in the next year from the existing 10-11%. How do you think this would be possible, would be kind of increasing the utilization or are there other things which are in line?

Suresh Senapaty

That is correct, like you said, A, there will be expectation for improvement in capacity utilization. B, we should be able to look at opportunities to be able to leverage the offshoring model, and C, the extra synergistic revenue that we will be expecting both in the revenue stream of Infocrossing as well as Wipro all these combinations should be able to drive expansion in margin.

Parul

Sure sir. And, the last question was how many customers do we currently have in Wipro in the infrastructure management services segment, and how many does Infocrossing has, and is there any overlap?

Suresh Senapaty

In Infocrossing we have about 190 customers and 25% of those customers have a revenue run rate of more than $5 billion of their own. And, so far as Wipro’s TIS part of the business is concerned, we have about 170 customers.

Parul

There is overlap?

Suresh Senapaty

I am sorry?

Parul

Is there any overlap between the customers?

Suresh Senapaty

There is about 10 to 15% overlap in the TIS part of the business.

Parul

Okay. Thank you so much, I will come back with further questions.

Suresh Senapaty

Thank you so much.

Moderator

Thank you very much mam. Next in line we have Kanchana from Pacific Crest.

Kanchana

Hi, its Kanchana from Pacific Crest Securities. My one question was, I guess with respect to Wipro, I was wondering if you could tell us your onsite offshore revenue mix right now and how will that change going forward after the acquisition?

Suresh Senapaty

The onsite offshore mix last quarter was about 45% offshore mix and we will have to see and wait when this particular acquisition is going to be consummated, and of course because of this the onsite bias will go up, but over a period of time again that also would be expected to be normalized.

Kanchana

Okay, I guess my second question is I was wondering could you give us any guidance on you know what do you think the impact would be on the margin if I were to look at the global IT services say after the first year of the acquisition?

Suresh Senapaty

Right, you know, what you need to see is this will definitely take up our EBIT per person. We would expect EBIT growth to be faster than we have so far been with this acquisition in terms of an absolute number, and so far as EBIT as a percentage to revenue is concerned it will be dilutive for initial period, that is why I said over a 3 year period we expect it to normalize.

Kanchana

Okay and my third question is, it seems that Infocrossing also has government clients, now after the acquisition with Wipro and once you start using the offshore model, do you expect any change with respect to the government clients, would they still be your existing clients?

Suresh Senapaty

Yes, we have expectations and believe that we will continue with those clientele and grow those clientele.

Kanchana

Okay.

Suresh Senapaty

Thank you.

Kanchana

Thank you very much.

Moderator

Thank you very much mam. Next in line we have Mr. Sandeep Shah from ICICI Securities.

Sandeep Shah

Yeah sir, congrats on the deal. Sir just one question; if you look at the profit margin and look at the pay out I believe the pay back is really high and it seems that even a treasury return could be higher, so what is rationale, because we are saying that it will take at least 3 years to keep the margins in line with Wipro, so why we have paid such a high premium?

Suresh Senapaty

Yeah Sandeep, Suresh Senapaty here. First of all the very fact that it will be EPS accretive right from day 1 indicates that we will get better returns than the treasury income, and so far as the margin is concerned like we said there is a fair bit of investment that has already been made in the infrastructure in the form of space, in the form of what do you call the various facilities, utilities, and software, and hardware that has been deployed, with every usage our extra clientele and extra revenues generate, the unit cost comes down and consequently overall when you see more and more utilization of such facility it does expand the margin, and also like we said we are looking at lot of synergetic opportunities here between what Wipro offers as well as Infocrossing offers, and with all those levers that we talked about we would expect in a 3 year timeframe margin of this entity to be in sync with the Wipro Technologies along with the synergy, but like I said it will accelerate our EBIT growth, it will enhance our EBIT per person while EBIT as a percentage of sales in a shorter term to medium term will be dilutive.

Sandeep Shah

Sir even if you look at the synergy in terms of acquiring this deal we said yesterday that the infrastructure management consolidate revenue after Infocrossing will be around $1 billion in next 2 to 3 years and right now we are more than $500 million with Infocrossing, so we are looking at a CAGR of 25 to 30%, but our standalone organically we have grown IMS at the rate of 75% last year, and if you look at the growth rate of Infocrossing in calendar year 2006 excluding the acquisition of i-structure which they have done, it is around 7%, and calendar year 2007 they have given a guidance of 9 to 11%, so why we are looking at such a lower growth rates with Infocrossing?

Suresh Senapaty

Yeah first of all we said that in a 2 to 3 years timeframe we will cross a billion dollar, so not necessarily that we will touch a billion dollar but we will cross a billion dollar, and if you look at the background of Infocrossing there has been several acquisitions they have done and therefore today that particular asset is a very unique asset where there is a fair amount of presence across the US and you know the unique proposition of Infocrossing is secure and a scalable data center plus managed services offerings spanning across US where mainframe skill sets and most critically decades long management experience of running this. So, all this would finally begin to show results which would translate into growth. So, we would expect that we will continue growth ahead of the industry, we will continue growth in the technology infrastructure services space despite being leader ahead of the industry, and like I said EBIT growth will get accelerated and also EBIT per person will get enhanced.

Sandeep Shah

Just one financial query, this capacity utilization which we talked about of 50% is for the data centers?

Suresh Senapaty

That is correct.

Sandeep Shah

And yesterday, we also said that there are 4 data centers of roughly around 63,000 square feet and one data center of around 33,000 square feet?

Suresh Senapaty

There are many more, I mean we have a data center in I believe California about 69,000 square feet. We have a data center in Tempe, Arizona about 82,000 square feet, Omaha, Nebraska about 67,000 square feet, North Cross in Georgia about 33,000 square feet, and Leonia, New Jersey is about 67,000 square feet. So there are multiple such data centers pan US.

Sandeep Shah

Okay, so what Infocrossing is adding is close to around 3 lakh square feet?

Suresh Senapaty

That is correct.

Sandeep Shah

Okay, and sir can you share the revenue mix of Infocrossing percentage revenue coming out of IMS, platform based BPO offerings and the application services?

Suresh Senapaty

I mean we are saying that there is revenue which is coming from IT outsourcing, there is a revenue which comes from healthcare information system and the BPO, and there is a revenue which is coming from PeopleSoft and certain other services. So, combination, there is a very good combination of the healthcare services and we will share as we go along at the time of consummation.

Sandeep Shah

Okay and last question sir on the tax rate Infocrossing is around 43 to 45%, so do you believe after consolidation with Wipro, there will be some tax synergies also?

Suresh Senapaty

Absolutely, I think to the extent that we are expecting a fair amount of benefit in terms of the Wipro’s revenue stream which always has a tax rate of lower than 45% and also some of the cost of synergies that we can obtain between the two entities, we would expect combined entity tax rate to be superior to what it is on a standalone basis.

Sandeep Shah

Okay, thanks.

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. May I request the participants to limit their questions to 1 or 2 in the initial round and come back for the follow up questions? Next in line we have Ms. Mitali Ghosh from Merrill Lynch.

Mitali Ghosh

Yeah, hi, good morning. On the point about the acquisition being EPS accretive from day 1, I was just wondering given that the guidance I think is about 4.5 or 5% in terms of net margin for this year 2007, you know, how is it that it is giving you higher returns than the treasury income today?

Suresh Senapaty

Well Mitali there is a fairly significant interest cost also in the standalone numbers because we are talking about an enterprise value which is being funded, so from that perspective the interest cost would not be there, and similarly we wouldn’t expect significant increase in the depreciation because of the already capacity that has been build up, so consequently more and more of that will be a flow through up an EBITDA against this particular investment, which you would see in the results.

Mitali Ghosh

Okay, so within the first year you know once you pay back the debt or whatever what is the kind of margins one can expect, net margins?

Suresh Senapaty

That is where we are saying that it will operate as a combined entity up in terms of a segment of reporting, but we would in the first few quarters carry that as a separate segment, but we are seeing that from the current EBITDA percentages that is there we would be seeking expansion of the EBITDA percentage on a combined entity basis.

Mitali Ghosh

Sure and just one other question in terms of you know the profit sensitivity to increase in utilization, you know is there any estimate we have for how sensitive it is?

Suresh Senapaty

We will share more and more of that as you go along after consummation Mitali, but it is a decent number.

Mitali Ghosh

And finally one last question, just on the time line, you know, what should we expect in terms of when tender process can be completed and then you know in key steps the terms of integration?

Suresh Senapaty

Zach, you want to answer that?

Zach

Sorry, it is difficult to give the time line for the completion. We are going through using a tender offer process, and, so the tender offer should be filed within 10 days, typically it takes approximately 20 days after that for submission of the tenders. The deal could be completed within about 45 days.

Suresh Senapaty

So Mitali our expectation is at least in the quarter ending December, we should be able to see the consummation through.

Mitali Ghosh

Right, okay, thank you.

Suresh Senapaty

Thank you Mitali.

Moderator

Thank you very much mam. Next in line we have Mr. Nimish Joshi from CLSA.

Nimish

Hi, Nimish here. A quick couple of questions; first is, what about the one time bonus payments in case of change of control from $5 million or which was there in Infocrossing, what are you guys doing, have you included in your cost?

Suresh Senapaty

Well we are seeing that all the existing contracts that are there they will be honored in this particular transaction, and from that perspective all this has been factored into the deal rationale that we have built.

Nimish

Not in the deal value though, right, the $5 million is above this?

Suresh Senapaty

That is correct.

Nimish

Okay, and another thing is ,last few years I am seeing the depreciation in Infocrossing is more than capex, so going ahead do we see that Wipro does not require any additional investments in this data centers and will be getting benefits of operating leverage?

Suresh Senapaty

Zach, would you like to answer that?

Zach

I am glad to answer that. We have a significant additional capacity that does not require any additional capex investments, and we determined that while this years’ revenues were expected to be approximately $250 million, we can increase our revenues by an additional $370 million with the capex investment of less than $15 million. The next $150 million in revenue increase requires no capex investment whatsoever.

Nimish

Okay and when does the amortization how long will it take around $15 to $16 million of intangible assets, so within next 3 to 4 years you should expect to amortize?

Zach

I am sorry, when will the $15 million, fifteen, one five?

Nimish

Yeah, yeah, the amortized intangible assets on the balance sheet?

Zach

To answer this, I think you can help me with this, McHale, our CFO.

William McHale

Our customer contracts are generally amortized over somewhere between 5 to 7 years, with the acquisition they will begin to drop off and we should see those drop off around 2010 to 2011.

Zach

Just one small note, of course we are talking about honoring the contracts. We talked about options, 1M of those shares are options, so they will only traded between the option grant which is $10 a share under this price, so it is roughly $40 million.

Nimish

Okay, thank you. Thanks.

Moderator

Thank you very much sir. Next in line we have Mr. Dipen Shah of Kotak Securities.

Dipen Shah

Yeah most of the questions have been answered. Just wanted to know what is going to be the goodwill component in there and what will be the write off it at all any apart from the goodwill?

Suresh Senapaty

Well, all that we could share post consummation.

Dipen Shah

Okay, right, thank you very much.

Moderator

Thank you very much sir. Next in line we have a follow up question from Ms. Parul of Edelweiss.

Parul

On the kind of clients that they had, a few names if possible?

Suresh Senapaty

I am sorry, could you repeat the question Parul?

Parul

Could you just name few of the clients that Infocrossing has and some profile on these clients?

Suresh Senapaty

Zach.

Zach

I am glad to take that.

Parul

Sir, I am sorry, I think there is echo.

Zach

Sorry, can you hear me?

Parul

Hello.

Zach

Can you hear me?

Parul

Yeah please go ahead.

Zach

I am sorry. Ford Motor Company, TYCO Industries, Sun Oil, Sun Health, Sigma, a large number of global companies.

Suresh Senapaty

And just to supplement, the customer base is fairly distributed over multiple verticals they are under manufacturing, they are under retail, they are under media, they are under financial services, they are under healthcare and claim processing segment, and 25% of the customers have a revenue in excess of $5 billion, and the balance has revenue in excess over a billion dollar, so some of the names that just Zach read out are fairly large customers where we expect opportunities both for Wipro as well as Infocrossing in terms of increasing the share of wallet.

Parul

Could you just repeat the names, because we could not hear very clearly?

Suresh Senapaty

Yeah let me, on the manufacturing if you look at companies like Ford, Komatsu, Armstrong, and if you look at retail there are company called Sephora, companies like Anne Taylor, companies like Sunco , in the media you can look at CBS, Readers Digest, Virgin, Conde Nast, etc. and in the financial services you can look at Ceridian, Countrywide Financial, and similarly in the healthcare, Healthcare Partners, Novartis, Swedish Medical Center and so on.

Zach

We also have Express Scripts, United American Financial, and many companies of that size.

Parul

Sure, and could you just give an idea about the client concentration?

Suresh Senapaty

In this business the client concentration is not very high, because they are the kind of services that has been offered I do not think the largest customer has a percentage of revenue in excess of 5%, would Zach confirm that?

Zach

We have one customer in the healthcare that is about 5% of revenues, in our case, it takes about 50% of the customers to get about 79% of the revenue. We have a very widely distributed customer base and we really have no concentration issue whatsoever.

Suresh Senapaty

And just to repeat some of these points that Zach mentioned, over 90% of the revenue is contracted and is recurring, opportunity to cross sell solutions to existing client, historical renewal rate is approximately 95%, and 5 fully concentrated data center facilities, national geographic coverage in the US, capacity utilization at about 50%.

Parul

Sir if I heard correct, one customer in healthcare accounts to more than 5% revenues, is that right?

Suresh Senapaty

Yeah that is correct, in the healthcare services space.

Parul

Sure, and the remaining 50 clients accounts for about 75%.

Rajesh

Top 50 contributes to 79% of the revenue.

Parul

Sure sir, thank you.

Suresh Senapaty

Thank you.

Moderator

Thank you very much mam. Next in line we have a follow up question from Mr. Sandeep Shah of ICICI Securities.

Sandeep Shah

Yeah sir, can you share the current cash and bank equivalents we have right now?

Rajesh

For Wipro as of March we had close to billion dollars and after the acquisition of Unza we will have close to about $750 million. We also generate between $80 and $100 million of cash flows every quarter.

Sandeep Shah

Okay, so are we open for such kind of big deals in short to medium term and if yes does that mean that we now need to leverage the balance sheet to do such kind of deals?

Suresh Senapaty

Well at this point in time where we use the cash that we have, going forward we have all the options open, we could access the capital market for equities, we can do follow on, we can do debt markets, we have a complete open mind and as you know Wipro has always done the leveraging till about 2000 and it is only since 2000 that we have a debt free balance sheet, so depending upon the need I think the ability to source money is very, very high.

Sandeep Shah

Okay, and just this is a repeat of reply to an earlier question in terms of chairman of Infocrossing has mentioned that for the additional $150 million revenue there will be no capex, can you repeat that?

Moderator

We have a very bad line sir. Mr. Sandeep.

Sandeep Shah

Yeah.

Moderator

We have a very bad line sir.

Suresh Senapaty

Yeah Sandeep, perhaps I got your question. Zach has stated that yes the capacity utilization is about 50% and in a manner of speaking we could double the revenue with a very minimal additional capital expenditure. So operator, do we have any last question?

Moderator

Participants who wish to ask questions please press *1. At this moment, there are no further questions from the participants. I would now like to hand over the floor back to Mr. Rajesh.

Rajesh

Thank you for participating in this call. If you have missed anything during the call the audio archive of the call will be available on our website and we also will be putting up a transcript of this call very soon. And, of course, if you need any clarification the investor relations team would be delighted to talk to you. We look forward to talking to you again at the end of the quarter and have a nice day.

Moderator

Thank you very much sir. Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may disconnect your lines. Thank you.

*****

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.